Double Long Leverage Securities Linked to the S&P 500® Total Return Index	October 13, 2009

Double Long Leverage Securities (the "Securities") are senior, unsecured notes issued by UBS AG, Jersey Branch (the "Issuer"), providing leveraged exposure to the returns of a designated market over a fixed period of time (subject to the occurrence of an early redemption event). The S&P 500® Double Long Leverage Securities are designed to provide investors with two-times leveraged exposure to U.S. equities as measured by the S&P 500® Total Return Index (the "underlying index") over three or twelve month periods, depending on the particular Security, less fees and interest expense. If the underlying index level falls below the early redemption level during any index business day prior to the final valuation date, the Securities will be redeemed early for a redemption amount calculated based upon that day's closing level.

Summary Terms		Expected Offering Schedule (4th quarter 2009)

Issuer	UBS AG, Jersey Branch	Trade Date	Issue Date
Underlying index	S&P 500® Total Return Index	November 5	November 10
Exposure	Long	November 19	November 24
Leverage	Two-times (2x)	December 3	December 8
Available maturities	3 months and 12 months	December 17	December 22
	(subject to early redemption)	UBS reserves the right to cancel, suspend, postpone or terminate any offering at any time prior to issuance.
Issue price	3m Security: $10.13
per $10 Security	12m Security: $10.23
Redemption amount	$10 x (1 + (2 x index return))
per $10 Security	– interest expense
Interest expense	Accrues and is compounded daily
per $10 Security	on an initial $10 notional amount
at the overnight USD LIBOR rate
Early redemption level	65% of the closing level of
the underlying index on
the applicable trade date

Example Returns
Index return	-60%	-50%	-40%	-30%	-20%	-10%	0%	+10%	+20%	+30%	+40%	+50%	+60%
3m Security
redemption amount	$0.00	$0.00	$1.99	$3.99	$5.99	$7.99	$9.99	$11.99	$13.99	$15.99	$17.99	$19.99	$21.99
return before fees	-100%	-100%	-80.10%	-60.10%	-40.10%	-20.10%	-0.10%	19.90%	39.90%	59.90%	79.90%	99.90%	119.90%
return after fees	-100%	-100%	-80.36%	-60.61%	-40.87%	-21.13%	-1.38%	18.36%	38.10%	57.85%	77.59%	97.33%	117.08%
12m Security
redemption amount	$0.00	$0.00	$1.97	$3.97	$5.97	$7.97	$9.97	$11.97	$13.97	$15.97	$17.97	$19.97	$21.97
return before fees	-100%	-100%	-80.30%	-60.30%	-40.30%	-20.30%	-0.30%	19.70%	39.70%	59.70%	79.70%	99.70%	119.70%
return after fees	-100%	-100%	-80.74%	-61.19%	-41.64%	-22.09%	-2.54%	17.01%	36.56%	56.11%	75.66%	95.21%	114.76%

Example returns are for illustrative purposes only. Assumes a total interest amount per $10 equal to $0.01 for 3 months and $0.03 for 12 months. The actual interest amount will depend on the daily overnight LIBOR rate over the term of the Securities and the actual accrual period (which will vary if an early redemption event occurs). "Index return" is the return of the underlying index calculated from the trade date to the applicable valuation date.

Index Information			Key Risks
The S&P 500® Total Return Index is a capitalization-weighted index of 500 stocks. The index is designed to measure the total return performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The risks of investing in the Securities are discussed in detail in the relevant offering materials. Some of these risks include:

Risk of loss. You can lose all or substantially all of your investment in the Securities. To the extent that the underlying index return is negative, your loss will be doubled. In addition, you will have a loss on your investment in the Securities if the underlying index does not appreciate sufficiently to offset the affect of interest and fees.

Leverage and increased sensitivity to market risk. Because your investment in the Securities contains a leverage component, changes in the level of the underlying index will have a magnified impact on the amount payable on your Securities. In particular, any decline in the level of the underlying index will result in a significantly greater decrease in the amount payable under the Securities. Investors may experience large movements, positively and negatively, in the price of the Securities.

Credit risk. Any payment on a Security is solely dependent on the issuer's ability to pay. If the issuer is bankrupt or is otherwise unable to pay its obligations as they come due, you may end up losing all of your investment in the Securities, regardless of the performance of the underlying index.

Early redemption. The Securities may be redeemed prior to maturity at a time when their value has significantly declined. An early redemption would prevent you from further participation in the underlying index and would likely result in a significant or complete loss of your investment in the Securities. In addition, if the Securities are redeemed early, you may not be able to reinvest in another investment with similar terms.

Liquidity risk. The Securities are not exchange-listed or actively-traded investments. Affiliates of UBS currently intend to maintain a daily secondary market for the Securities, but they are not required to do so and may discontinue such activity at any time. Liquidity is not guaranteed. You should be prepared to hold your Securities until maturity.

Tax considerations. The tax treatment of investing in the Securities may be very different than that of traditional investments. Please see the relevant offering documents for a discussion of the expected federal income tax consequences. Significant aspects of the tax treatment of an investment in the Securities may be uncertain. Neither UBS nor its employees provide tax or legal advice. You should consult with your attorney and tax advisors regarding your personal circumstances.

Historical Performance

Prior 3 months	Prior 6 months	Prior 12 months
+15.61%	+34.02%	-6.91%
Source: UBS, Bloomberg (through 9/30/09).
Past performance is not indicative of future performance.
“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the Issuer. The securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

UBS has filed a registration statement (including a prospectus, as supplemented by an index supplement, product supplement and free writing prospectus for the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement, if you so request, by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

Free Writing Prospectus dated October 9, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000139340109000514/c162494_690402-fwp.htm

Product Supplement dated October 9, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000139340109000512/c162396_690401-424b2.htm

Index Supplement dated January 13, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

Prospectus dated January 13, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

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